UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Seanergy Maritime Holdings Corp.
(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands	N/A
(State of Incorporation or Organization)	(IRS Employer Identification No.)

154 Vouliagmenis Avenue 166 74 Glyfada Athens, Greece
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.       Description of Registrants’ Securities to be Registered.

On July 2, 2021, the board of directors of Seanergy Maritime Holdings Corp. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each of our outstanding common shares and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of July 2, 2021 (the “Rights Agreement”), by and between us and Continental Stock Transfer & Trust Company, as rights agent. The dividend is payable on July 19, 2021 to the shareholders of record on July 19, 2021.

The board of directors has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 10% (15% in the case of a passive institutional investor) or more of the outstanding common shares without the approval of the board of directors. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage. The Rights Agreement should not interfere with any merger or other business combination approved by the board of directors.

The summary description of Rights Agreement and the related Rights in this section is not complete and is qualified in all respects by the terms of the Certificate of Designations of Series A Participating Preferred Shares, a copy of which is attached as Exhibit 3.1 and incorporated herein by reference.

The Rights

The Rights will initially trade with, and will be inseparable from, our common shares. The Rights are evidenced only by the certificates or book-entry notations that represent our common shares. New Rights will accompany any new common shares we issue after July 19, 2021 until the Distribution Date described below.

Exercise Price

Each Right will allow its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Shares (a “Preferred Share”) for $5.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability

The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our outstanding common shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of shares of our common shares equivalent to the economic exposure created by the derivative position, to the extent actual shares of our common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 10% (15% in the case of a passive institutional investor) or more of our outstanding common shares, the Rights Agreement grandfathers their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common shares certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights. After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Preferred Share Provisions

Each one one-thousandth of a Preferred Share, if issued, will, among other things:

•	not be redeemable;

•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person

•
Flip In. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares (or, in certain circumstances, cash, property or other securities of ours) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

•
Flip Over. If, after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption

The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares, the board of directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.

Expiration

The Rights expire on the earliest of (i) July 1, 2024; or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions

The board of directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Item 2.  Exhibits.

3.1
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Shares of Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on July 2, 2021).

4.1
Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on July 2, 2021).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:   July 2, 2021

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Shares of Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on July 2, 2021).

4.1
Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on July 2, 2021).